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                                                                 EXHIBIT 99.5


                                   MEMORANDUM



TO:     Holder of Granite Systems, Inc. Incentive and Nonstatutory Stock Options

FROM:   Cisco Systems, Inc.

DATE:   September 27, 1996

RE:     Assumption of Stock Options


                  As you know, Granite Systems, Inc. ("Granite") was recently acquired by Cisco Systems, Inc. ("Cisco") through a merger effected on September 27, 1996 (the "Merger").

                  In connection with this transaction, Cisco has assumed all of your outstanding Granite stock options so that those options now cover shares of Cisco common stock. Several additional changes to your options were also made as part of the assumption process. These changes are set forth in the Stock Option Assumption Agreement attached hereto and may be summarized as follows:

                  1. The number of shares of Cisco common stock subject to your option reflects the ratio at which shares of Granite common stock were exchanged for shares of Cisco common stock in the Merger. That ratio was 0.221992 of a share of Cisco common stock for each share of Granite common stock (the "Exchange Ratio"). Accordingly, the number of Cisco shares now subject to your option is equal to the number of shares of Granite common stock which were subject to your option immediately before the Merger, multiplied by the Exchange Ratio and rounded down to the next whole share.

                  2. The aggregate exercise price payable for the shares of Cisco common stock now subject to your option is the same as the price that was in effect for the shares of Granite common stock purchasable under your option immediately prior to the Merger. However, the exercise price per share has been adjusted to reflect the Exchange Ratio. Accordingly, the exercise price per share in effect under your option immediately before the Merger has been divided by 0.221992 to establish the price per share payable for the Cisco common stock.

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                  3. No change has been made to the vesting schedule in effect for your option. Your Cisco option will continue to vest in accordance with the same installment vesting schedule in effect under your Granite option, with the number of Cisco shares subject to each such installment adjusted to reflect the Exchange Ratio. However, you will now earn vesting credit not only for the period you continue in employment or service with Granite after the Merger but also for any period of service you may complete as an employee of Cisco or any other Cisco subsidiary should you subsequently transfer within the Cisco organization.

                  Attached are two copies of the Stock Option Assumption Agreement pursuant to which Cisco has assumed your Granite options with the adjustments discussed above. Please review the agreement carefully so that you understand your rights to acquire Cisco shares. You should contact Christine Calice at Cisco at (408) 526-4000 if you have any questions. After you have reviewed the agreement, please sign one copy and return it to Ms. Calice in the pre-addressed envelope enclosed.

                  The other copy of the Stock Option Assumption Agreement should be attached to your existing option documentation so that you will have a complete record of all the terms and provisions applicable to your option as now assumed by Cisco.


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